UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013.

Commission File Number: 001-31221

Total number of pages: 8

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 10, 2013	By:	/S/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	NTT DOCOMO Announces New Management Team

2	Notice Concerning Change of the Company’s Name and Partial Amendments to the Articles of Incorporation

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

May 10, 2013

NTT DOCOMO Announces New Management Team

TOKYO, JAPAN, May 10, 2013 — NTT DOCOMO, INC. announced today that its board of directors has met and proposed the following changes in executive positions for official approval at the shareholders and board of directors meetings scheduled on June 18, 2013.

1.	New Members of the Board of Directors (candidates)

(Name)	(Current Position)

Kiyoshi Tokuhiro	Executive Vice President
Managing Director of Kansai Regional Office
Teruyasu Murakami*/**/***	Director, Research Institute for Industrial Strategy
Takashi Nakamura*	General Manager of Finance and Accounting Department, NIPPON TELEGRAPH AND TELEPHONE CORPORATION

*	External board member candidates
**	The company intends to file with the Tokyo Stock Exchange, Inc. (TSE) the notification of Mr. Teruyasu Murakami as an independent director as defined by TSE regulations.
***	Mr. Teruyasu Murakami is currently a member of the seventh Advisory Board of NTT DOCOMO, INC., but is expected to resign from the position at the close of the shareholders meeting to be held on June 18, 2013.

2.	New Audit & Supervisory Board Members (candidates)

(Name)	(Current Position)

Kenji Ota	Audit & Supervisory Board Member, DOCOMO Business Net Inc.
Naoto Shiotsuka*	President and Chief Executive Officer, NTT DATA MANAGEMENT SERVICE Corporation

*	External audit & supervisory board member candidate

3.	New Senior Vice Presidents (candidates)

(Name)	(Current Position)

Ichiro Nishino	General Manager, Gunma Branch
Kouji Furukawa	Managing Director of Corporate Marketing Department I
Kyoji Murakami	Senior Director of Frontier Services Department
(Senior Executive Vice President, docomo Healthcare, Inc.)

4.	Resigning Members of the Board of Directors

(Name)	(Current Position)

Kiyohito Nagata	Senior Vice President
Member of the Board of Directors
[expected to become Executive Vice President,
Managing Director of Kansai Regional Office]
Hiroo Kusumoto	Member of the Board of Directors

5.	Resigning Audit & Supervisory Board Members

(Name)	(Current Position)

Shuro Hoshizawa	Audit & Supervisory Board Member
[expected to become Advisor]
Kyouichi Yoshizawa	Audit & Supervisory Board Member

6.	Resigning Senior Vice Presidents

(Name)	(Current Position)

Katsuhiro Nakamura	Executive Vice President
[expected to join NTT LEARNING SYSTEMS CORPORATION]
Masaki Yoshikawa	Executive Vice President
[expected to join Sumitomo Mitsui Card Company, Limited]
Toshinari Kunieda	Senior Vice President
[expected to join DOCOMO Engineering Inc.]
Yasuhiro Taguchi	Senior Vice President
[expected to join DOCOMO Service Kansai Inc.]

7.	Expected Executive Positions and Organizational Responsibilities as of June 18, 2013

Positions	Name	Organizational Responsibilities
President and Chief Executive Officer Member of the Board of Directors	Kaoru Kato

Senior Executive Vice President Chief Financial Officer Member of the Board of Directors	Kazuto Tsubouchi	Responsible for: – Global business – Corporate

Senior Executive Vice President Chief Privacy Officer Member of the Board of Directors	Fumio Iwasaki	Responsible for: – Multimedia – Technology

Executive Vice President Member of the Board of Directors	Tsutomu Shindou	Managing Director of Corporate Marketing Division Managing Director of Corporate Marketing Department II Managing Director of TOHOKU Reconstruction Support Office

Executive Vice President Member of the Board of Directors	Takashi Tanaka	Responsible for: – Consumer sales – Branches in Kanto and Koshinetsu areas

Executive Vice President Member of the Board of Directors	Kazuhiro Yoshizawa	Managing Director of Corporate Strategy & Planning Department Responsible for: – Mobile Society Research Institute

Executive Vice President Chief Technical Officer Member of the Board of Directors	Seizo Onoe	Managing Director of R&D Center

Executive Vice President Member of the Board of Directors	Wataru Kagawa*	Managing Director of General Affairs Department Managing Director of Corporate Citizenship Department Managing Director of Improvement Action Office Responsible for: – CSR

Executive Vice President Member of the Board of Directors	Kiyoshi Tokuhiro*	Managing Director of Network Department Responsible for: – Network

Senior Vice President Member of the Board of Directors	Hirotaka Sato	Managing Director of Accounts and Finance Department

Position(s)	Name	Organizational Responsibilities
Senior Vice President Member of the Board of Directors	Kazuhiro Takagi	Managing Director of Human Resources Management Department

Member of the Board of Directors	Ryuji Yamada	Chief Strategic Adviser

Member of the Board of Directors	Teruyasu Murakami*/**

Member of the Board of Directors	Takashi Nakamura*

Executive Vice President	Kiyohito Nagata*	Managing Director of Kansai Regional Office

Executive Vice President	Hiroyasu Asami	Responsible for: – Multimedia services

Executive Vice President Chief Information Officer	Seiji Nishikawa	Managing Director of Information Systems Department

Senior Vice President	Tomohiro Kurosawa	Managing Director of Hokkaido Regional Office

Senior Vice President	Koji Aoyama	Managing Director of Tohoku Regional Office

Senior Vice President	Kei Irie	Managing Director of Tokai Regional Office

Senior Vice President	Ichiro Nishino*	Managing Director of Hokuriku Regional Office

Senior Vice President	Kiyohiro Omatsuzawa	Managing Director of Chugoku Regional Office

Senior Vice President	Shoji Suto	Managing Director of Shikoku Regional Office

Senior Vice President	Kazunori Yamamoto	Managing Director of Kyushu Regional Office

Senior Vice President	Akiko Ide	President and Chief Executive Officer, Radishbo-ya Co., Ltd. Engages in: – Commerce Business Promotion

Senior Vice President	Minoru Etoh	Managing Director of R&D Strategy Department

Senior Vice President	Yuji Araki	Managing Director of Strategic Marketing Department

Senior Vice President	Toshiki Nakayama	Managing Director of Frontier Services Department

Senior Vice President	Yohji Maruyama	Managing Director of Network Service Operation Department

Position	Name	Organizational Responsibilities
Senior Vice President	Syohei Sakaguchi	Managing Director of Front Support Center

Senior Vice President	Morikazu Takahashi	Deputy Managing Director of Corporate Marketing Division

Senior Vice President	Kouji Furukawa*	Managing Director of Corporate Marketing Department I

Senior Vice President	Hajime Kii	Managing Director of Global Business Division

Senior Vice President	Mitoshi Hirokane	Managing Director of Information Security Department

Senior Vice President	Kyoji Murakami*	Senior Executive Vice President, docomo Healthcare, Inc. Engages in: – Medical / Healthcare Business Promotion

Position	Name

Audit & Supervisory Board Member	Takanori Utano

Audit & Supervisory Board Member	Kenji Ota*

Audit & Supervisory Board Member	Haruo Morosawa**

Audit & Supervisory Board Member	Naoto Shiotsuka*

Audit & Supervisory Board Member	Eiko Tsujiyama**

*	Newly appointed or promoted.
**	Independent director / audit & supervisory board member

For further information, please contact

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

May 10, 2013

Notice Concerning Change of the Company’s Name and

Partial Amendments to the Articles of Incorporation

NTT DOCOMO, INC (the “Company”) hereby announces that on Friday, May 10, 2013, the Board of Directors decided to submit a proposal on “Partial Amendments to the Articles of Incorporation,” which includes the change of the company’s Japanese name, to the 22nd Ordinary General Meeting of Shareholders to be held on Tuesday, June 18, 2013.

1. Change of the Company’s Name

(1)Reason for the company name change

To unify the company name for “Kabushiki Kaisha NTT DOCOMO” which is currently used as a common name.

(2)The current and new company name (in Japanese only)

Current	:	Kabushiki Kaisha N.T.T. DOCOMO
New	:	Kabushiki Kaisha NTT DOCOMO

*Note	:	The above is a translation of the current and new Japanese names into the Roman alphabet.

There is no change in the company’s name in English (NTT DOCOMO, INC.).

(3)Effective date

Tuesday, October 1, 2013

2. Partial Amendments to the Articles of Incorporation

(1)Content and reason for the amendment

1)The Company shall make amendment to Article 1 (Company Name) in order to change the way the current company name is written in Japanese.

2)The Company shall make amendment to Article 2 (Purpose) in order to prepare for future developments in the business.

(2) Schedule (Planned)

1) General Meeting of Shareholders for amendments to the Articles of Incorporation:

Tuesday, June 18, 2013

2) Effective date of the amended Articles of Incorporation:

Article 1 : Tuesday, October 1, 2013

Article 2 : Tuesday, June 18, 2013

Specifics concerning the content of the amendments are given in the attachment.

Attachment

(Changes are underlined)

Current Articles of Incorporation	Proposed Articles of Incorporation

Article 1 (Company Name)

The Company shall be named Kabushiki Kaisha N.T.T. DOCOMO, and shall be written in English as NTT DOCOMO, INC.

Article 2 (Purpose)

(Provisions omitted)

1 to 17 (Provisions omitted)

(Newly established)

18 Other General Commercial Pursuits

19 to 21 (Provisions omitted)

Article 1 (Company Name)*[1]

The Company shall be named Kabushiki Kaisha NTT DOCOMO, and shall be written in English as NTT DOCOMO, INC.

Article 2 (Purpose)*[1]

(Unchanged )

1 to 17 (Unchanged)

18 Travel Business

19 Other General Commercial Pursuits

20 to 22 (Unchanged)

For further information, please contact: Investor Relations Department NTT DOCOMO, INC. Tel: +81-3-5156-1111